Volaris Reports September 2018 Traffic Results; 17% Passenger Growth

Mexico City, Mexico. October 3, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports September 2018 and year-to-date preliminary traffic results.

During September 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 17.0% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in September 2018 increased 15.3% year over year, reaching 1.4 billion. Volaris transported a total of 1.4 million passengers during the month, an increase of 17.0% year over year. Network load factor for September was 81.3%, a decrease of 1.1 percentage points year over year. During September 2018, Volaris launched one domestic route Guadalajara, Jalisco to Tapachula, Chiapas.

Volaris’ Chief Executive Officer, Enrique Beltranena, commented: “International load factors were high on the northbound but low on the southbound flights, responding to the seasonality of the VFR traffic. In addition, domestic traffic positively responded in volume despite relatively high ASM growth. This capacity growth reflects the arrival of the Airbus neos. As a general outlook, unit revenues continue the recuperation trend observed in previous months.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	September 2018	September 2017	Variance	September YTD 2018	September YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,010	861	17.4%	9,227	8,165	13.0%
International	360	327	9.9%	3,790	3,710	2.2%
Total	1,370	1,188	15.3%	13,017	11,875	9.6%
ASMs (in millions, scheduled & charter)
Domestic	1,198	1,011	18.5%	10,687	9,379	13.9%
International	488	430	13.6%	4,851	4,587	5.7%
Total	1,686	1,441	17.0%	15,538	13,966	11.3%
Load Factor (in %, scheduled)
Domestic	84.3%	85.1%	(0.8) pp	86.3%	87.1%	(0.8) pp
International	73.7%	76.2%	(2.5) pp	78.2%	80.8%	(2.6) pp
Total	81.3%	82.4%	(1.1) pp	83.8%	85.0%	(1.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,192	1,006	18.4%	10,788	9,643	11.9%
International	250	226	10.7%	2,646	2,557	3.5%
Total	1,442	1,232	17.0%	13,434	12,200	10.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 175 and its fleet from four to 73 aircraft. Volaris offers more than 339 daily flight segments on routes that connect 40 cities in Mexico and 29 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100